SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1

                              (AMENDMENT NO. 40)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                 CONRAIL INC.
                           (Name of Subject Company)

                         NORFOLK SOUTHERN CORPORATION
                       ATLANTIC ACQUISITION CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                  208368 10 0
                     (CUSIP Number of Class of Securities)

                       SERIES A ESOP CONVERTIBLE JUNIOR
                      PREFERRED STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                 NOT AVAILABLE
                     (CUSIP Number of Class of Securities)

                             JAMES C. BISHOP, JR.
                         EXECUTIVE VICE PRESIDENT-LAW
                         NORFOLK SOUTHERN CORPORATION

                            THREE COMMERCIAL PLACE
                         NORFOLK, VIRGINIA 23510-2191

                           TELEPHONE: (757) 629-2750
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                                with a copy to:

                             RANDALL H. DOUD, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000





        This Amendment No. 40 amends the Tender Offer Statement on Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement to the Offer to Purchase, dated November 8, 1996 (the "First Supplement"), and the Second Supplement to the Offer to Purchase, dated December 20, 1996 (the "Second Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement, the Second Supplement or the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

        Item 10 is hereby amended and supplemented by the following:

        (e) On January 15, 1997, the Third Circuit denied Plaintiffs' motion for an injunction pending appeal.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 11 is hereby amended and supplemented by the following:

        (a)(91) Press Release issued by Parent on January 15, 1997.

        (a)(92) Text of Information sent to certain Company shareholders commencing January 16, 1997.


                                 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 1997

                                  NORFOLK SOUTHERN CORPORATION

                                  By: /s/ JAMES C. BISHOP, JR.
                                  Name:  James C. Bishop, Jr.
                                  Title: Executive Vice President-Law

                                  ATLANTIC ACQUISITION CORPORATION

                                  By: /s/ JAMES C. BISHOP, JR.
                                  Name:  James C. Bishop, Jr.
                                  Title: Vice President and General Counsel




                                 EXHIBIT INDEX

Exhibit
Number                       Description

(a)(91)        Press Release issued by Parent on January 15, 1997.

(a)(92) Text of Information sent to certain Company shareholders commencing January 16, 1997.